UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      -----------------------------------

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              TII Industries, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          (Title Class of Securities)


                                  872479 10 0
                                 (CUSIP Number)


                            David Alan Miller, Esq.
                  Graubard Mollen Horowitz Pomeranz & Shapiro
                600 Third Avenue, New York, New York 10016-2097
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 2, 1995
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                     Page 1 of 8 pages


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                                                            SCHEDULE 13D

- -------------------------------------------------------------------------------
CUSIP No. 872479 10 0                                     Page 2 of 8 Pages
- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    David S. Nagelberg
                    ###-##-####
- --------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)o
                                                                           (b)o


- --------------------------------------------------------------------------------
3          SEC USE ONLY


- --------------------------------------------------------------------------------

                    PF - See Item 3
- --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                          o


- --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
- --------------------------------------------------------------------------------
                              7          SOLE VOTING POWER

                                                  16,000
         NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                            ----------------------------------------------------
                              8          SHARED VOTING POWER

                                                  0
                            ----------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  16,000
                            ----------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                  0
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    279,940 shares (See Item 5(a))
- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*


- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.11%
- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $.01 par value, of TII Industries, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 1385 Akron Street, Copiague, New York 11726 (the "Common Stock").

                  The percentage of beneficial ownership reflected in this Statement is based upon 5,478,592 shares of Common Stock outstanding on June 30, 1995, which number has been provided to the Reporting Person by the Issuer.

Item 2.  Identity and Background.

     (a) Name: This statement is filed on behalf of David S. Nagelberg ("Nagelberg").

     (b) Business Address: Nagelberg has a business address of c/o M.H. Meyerson & Co., Inc., 30 Montgomery Street, Jersey City, New Jersey 07302.

     (c) Principal Business: Nagelberg is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at 30 Montgomery Street, Jersey City, New Jersey 07302.
     (d) During the last five years, Nagelberg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Nagelberg has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Nagelberg is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration.

                  Nagelberg used personal funds to purchase the securities, as are described below in Item 5(c).




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Item 4.  Purpose of Transactions.

                  Nagelberg has acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain individual equity positions in the Issuer for investment purposes. Nagelberg may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Nagelberg has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

                  (a) Three separate custodial accounts for the benefit of Nagelberg's three children own 5,333, 5,333 and 5,334 shares of Common Stock, respectively. Additionally, Nagelberg's wife owns 263,940 shares of Common Stock. Although Nagelberg disclaims any voting or dispositive powers over the shares owned by his wife, Nagelberg may be deemed to beneficially own such shares pursuant to interpretations of the Securities and Exchange Commission. Accordingly, Nagelberg may be deemed to beneficially own 279,940 shares of the Issuer's Common Stock, or approximately 5.11% of the outstanding shares of Common Stock.

                  (b) Nagelberg has sole voting and dispositive powers over the 16,000 shares of Common Stock described in Item 5(a). Nagelberg's wife has sole voting and dispositive powers over the 263,940 shares of Common Stock held by her individually.

                   c) The following transactions required the filing of this Amendment to Nagelberg's Schedule 13D:




                                                   4 of 8

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     i) Transactions by Individual Retirement Account ("IRA"):

                                      NUMBER OF                    PRICE PER
DATE     TRANSACTION                     SHARES                    SHARE ($)
- ----     -----------                  ------------                 ---------
4/5/95   Open Market Purchase                 2,000                       4-7/8
4/7/95   Open Market Sale                     2,000                           5


     ii) Transactions by Profit Sharing Plan

                                       NUMBER OF                    PRICE PER
DATE      TRANSACTION                     SHARES                    SHARE ($)
- ----      -----------                  ------------                 ---------
6/6/95    Exercise of Warrants               15,640                           5
6/6/95    Open Market Sale                    7,390                           6
6/6/95    Open Market Sale                    8,250                     5-15/16
6/9/95    Open Market Sale                   15,640                     6-11/16


     iii) Transactions by Pension Plan

                                      NUMBER OF                    PRICE PER
DATE      TRANSACTION                     SHARES                    SHARE ($)
- ----      -----------                 ------------                 ---------
6/6/95    Exercise of Warrants                8,320                           5
6/6/95    Open Market Sale                    2,710                       6-1/8
6/6/95    Open Market Sale                    5,610                           6
6/19/95   Open Market Sale                    8,320                     6-11/16


     iv) Transactions by Children's Custodial Accounts

                                       NUMBER OF                    PRICE PER
DATE      TRANSACTION                     SHARES                    SHARE ($)
- ----      -----------                  ------------                 ---------
3/16/95   Open Market Purchase               16,000                       4-3/4
6/6/95    Exercise of Warrants               15,960                           5
6/6/95    Open Market Sale                   15,960                       6-1/8
6/20/95   Open Market Sale                    8,360                      6.5687
6/21/95   Open Market Sale                    7,600                       6-1/4






                                                   5 of 8

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                           v)       Transactions by Nagelberg

                                     NUMBER OF                    PRICE PER
DATE      TRANSACTION                   SHARES                    SHARE ($)
- ----      -----------                ------------                 ---------
3/22/95   Open Market Sale                   10,000                       5-3/4
5/2/95    Open Market Sale                    6,250                     4-13/16
5/2/95    Open Market Sale                    5,000                      5-1/16
5/2/95    Open Market Sale                   25,000                       5-1/8
5/3/95    Open Market Sale                   10,000                      5-5/16
5/4/95    Open Market Sale                    2,250                        5.24
6/2/95    Open Market Purchase              150,680                       5-1/8
6/6/95    Exercise of Unit                   59,160                       2.833
          Purchase Options                  (shares)
          (i.e., purchase of                 59,160                           0
          59,160 shares of                (Warrants)
          Common Stock and
          59,160 Warrants)
6/6/95    Exercise of Warrants               59,160                           5
6/8/95    Open Market Sale                   28,000                       6-1/2
6/8/95    Open Market Sale                    3,000                        6.48
6/9/95    Open Market Sale                   10,500                       6-3/8
6/9/95    Open Market Sale                    5,000                      6-7/16
6/14/95   Open Market Sale                   12,560                     6-29/32
6/16/95   Transfer to Wife                  204,680                           0
6/26/95   Transfer to Wife                   59,260                           0


                           vi)      Transactions by Nagelberg and Wife

                                      NUMBER OF                    PRICE PER
DATE      TRANSACTION                     SHARES                    SHARE ($)
- ----      -----------                 ------------                 ---------
6/6/95    Exercise of Warrants               25,000                           5
6/6/95    Open Market Sale                   21,330                       6-1/8
6/7/95    Open Market Sale                    3,670                      6-1/16


Item 6.  Contracts, Agreements, Understandings or
                  Relationships with Respect to Securities of Issuer.

                  Pursuant to the terms of the Unit Purchase Option ("UPO"), the "Majority Holders" of the UPO have the right to demand the Issuer on one occasion prior to August 7, 1997, to file a registration statement covering the securities acquirable upon exercise of the UPO. "Majority Holders" are those persons, including Nagelberg, who hold UPOs or similar



                                                   6 of 8
options granted by the Issuer, or the securities included in the Units issuable upon exercise of the UPOs who, in the aggregate, own, or possess the right to acquire, fifty percent (50%) or more of the Common Stock acquirable upon exercise of the UPOs (including those shares underlying the Warrants acquirable upon exercise of the UPO). Nagelberg also has the right to "piggy back" upon any registration statement filed by the Issuer through August 6, 1997 (other than a registration statement filed in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act of 1933 or pursuant to Form S-8) the shares of Common Stock and Warrants (and shares underlying such Warrants) acquirable upon the exercise of the UPO.

Item 7.  Materials to be Filed as Exhibits.

                  The UPO issued to Nagelberg by the Issuer, dated August 7, 1992, was previously filed as an exhibit to Nagelberg's Schedule 13D filed on June 18, 1993.











     The balance of this page has been left blank intentionally.


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                                                   SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 1995


                              /s/ David S. Nagelberg
                               DAVID S. NAGELBERG